October 25, 2024

Aemish Shah
Chief Executive Officer
Northern Revival Acquisition Corporation
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

       Re: Northern Revival Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2024
           File No. 001-39970
Dear Aemish Shah:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ben Smolij, Esq.